Crane Company

100 First Stamford Place

Stamford, Connecticut 06902

May 31, 2024

VIA EDGAR

Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Charles Eastman
Claire Erlanger

Re:	Crane Company
Form 10-K for the Year Ended December 31, 2023 Filed February 26, 2024 File No. 001-41570

Ladies and Gentlemen:

Crane Company (the “Company”) hereby provides responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated March 28, 2024 (the “Comment Letter”) with respect to the above-referenced Form 10-K for the year ended December 31, 2023 (the “Form 10-K”) filed with the Commission by the Company on February 26, 2024.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. Capitalized terms used but not defined herein have the meanings given to them in the Form 10-K. All references to page numbers and captions (unless otherwise stated) under the header titled “Form 10-K for the Year Ended December 31, 2023” correspond to the page numbers and captions in the Form 10-K.

Form 10-K for the Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results from Operations - For the Years ended December 31, 2023, 2022 and 2021, page 23

1.

We note that throughout the results of operations section in MD&A you discuss the changes in sales by referring to the term “core sales.” Please revise future filings to define “core sales” prior to its use in your discussion.

Response: The Company respectfully acknowledges the Staff’s comment and will revise future filings to define “core sales” as the following: Change in sales excluding the impact of foreign currency translation, acquisitions, and divestitures.

Consolidated Statements of Cash Flows, page 46

2.

We note that in your statement of cash flows, the reconciliation of net income to net cash flows from operations begins with the amount of “net income from continuing operations attributable to common shareholders,” which is a different from net income. Please note that ASC 230-10-45-28 and 45-29 require that whether or not cash flows from discontinued operations are presented separately in the statement of cash flows, the reconciliation of net income to net cash flows from operations should begin with net income. Please revise future filings accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and in future filings and beginning with the Company’s Form 10-Q for the quarter ended June 30, 2024, we will revise the Consolidated Statements of Cash Flows to begin the reconciliation of net income to net cash flows from operations with net income. Please find the below presentation of our intended disclosure to be included in future filings using the Consolidated Statements of Cash Flows for the year ended December 31, 2023 for illustrative purposes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
(in millions)	2023	2022	2021
Operating activities:
Net income attributable to common shareholders	$255.9	$401.1	$435.4
Less: Income from discontinued operations, net of tax	52.1	229.5	238.0

Net income from continuing operations attributable to common shareholders	203.8	171.6	197.4
Non-cash loss on divestiture of asbestos-related assets and liabilities	—	148.9	—
Gain on sale of business	—	(232.5)	—
Gain on sale of property	—	(2.8)	(18.5)
Depreciation and amortization	39.3	39.5	38.4
Stock-based compensation expense	26.1	21.3	21.7
Defined benefit plans and postretirement cost (credit)	9.3	(1.0)	(6.7)
Deferred income taxes	(21.5)	0.8	(4.9)
Cash used for operating working capital	(49.5)	(30.3)	30.1
Defined benefit plans and postretirement contributions	(18.3)	(19.0)	(26.9)
Environmental payments, net of reimbursements	(3.9)	(5.8)	(5.8)
Asbestos related payments, net of insurance recoveries	—	(29.3)	(44.9)
Divestiture of asbestos-related assets and liabilities	—	(550.0)	—
Other	8.3	16.4	5 .2

Total provided by (used for) operating activities from continuing operations	$193.6	$(472.2)	$185.1

We appreciate the opportunity to respond to your comments. In the event you have any additional questions, please do not hesitate to contact me directly at (203) 363-7240.

Respectfully,

/s/ Richard A. Maue
Richard A. Maue
Executive Vice President and Chief Financial
Officer

cc:	Jeffrey W. Acre
K&L Gates LLP

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